[Letterhead of Sutherland Asbill &Brennan LLP]

JAMES M. CAIN
DIRECT LINE: 202.383.0180
E-mail: james.cain@sutherland.com

July 26, 2010

via edgar submission

Karen J. Garnett, Esq.
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	United States Commodity Index Funds Trust Amendment No. 5 to Registration Statement on Form S-1 Filed July 23, 2010 Registration No. 333-164024

Dear Ms. Garnett:

On behalf of the United States Commodity Index Funds Trust (the “Registrant”), we are providing the Registrant’s responses to your oral comments of July 26, 2010 to the Registration Statement on Form S-1 filed by the Registrant.  Each of your comments is set forth below, followed by the Registrant’s response.

The Trust Agreement

Liabilities and Indemnification, page 93

1.
We refer to your disclosure about the potential obligation by a Unitholder to the Trust or USCI if a claim were to be brought against the Trust or USCI in connection with any of a Unitholder’s obligations or liabilities unrelated to the business of the Trust or USCI.  Please expand your disclosure here or elsewhere in the prospectus as to how this may affect Unitholders.

Response:  The Registrant will revise the risk factor on page 20 of the prospectus entitled, “Although the Units of USCI are limited liability investments, certain circumstances such as the requirement to return certain distributions from USCI  under bankruptcy law or indemnification of the Trust or USCI by the Unitholder for claims brought against the Trust or USCI in connection with any of a Unitholder’s obligations or liabilities unrelated to the business of the Trust or USCI will increase a Unitholder’s liability” to include disclosure in response to your comment in its final prospectus to be filed under Rule 424b3 of the Securities Act.

Karen J. Garnett, Esq.
July 27, 2010

Exhibits

2.
We refer to your letter dated July 23, 2010 in which you responded to our comment about whether Section 5.7(f) of the Trust Agreement impacted whether the Units being registered by this registration statement are nonassessable.  Please provide us with an analysis of whether future assessments under this section would constitute the sale of a new security for purposes of Section 5 of the Securities Act and how you will comply with the requirements of the statute in connection with future assessments.

Response:  We believe that any future “assessments” that may be made to a Unitholder pursuant to the indemnification provision of Section 5.7(f) of the Amended and Restated Declaration of Trust and Trust Agreement (the “Trust Agreement”) would not constitute the sale of a new security for purposes of Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), or Rule 136 of the Securities Act and that no compliance measures will be required to be taken in connection with any such future assessments. As an initial matter, we note that this question was raised by the Staff in its review of the Registration Statement on Form S-1 filed by PowerShares DB US Dollar Index Trust, a Delaware trust, whose registration statement was declared effective on February 7, 2007.    In its registration statement, PowerShares DB US Dollar Index Trust disclosed that its unitholders may, as a matter of bankruptcy law, return to the estate of the fund any distribution they received at a time when such fund was in fact insolvent or in violation of its Trust Declaration.  We believe that this section of the Trust Declaration of PowerShares DB US Dollar Index Trust which would affect all of its unitholders, is distinguishable from Section 5.7(f) of the Registrant’s Trust Agreement which would affect only a single Unitholder whose actions were to cause a claim to be brought against the Registrant or USCI.  As a result, any obligations that the offending Unitholder may have to the Registrant or USCI would in no way resemble an offering of securities.  The obligation to indemnify would arise from claims made against the Trust or USCI  due to Unitholder obligations separate from the business of the Trust, not from ownership of the Units themselves. In other words, the indemnification provision would be enforceable against a particular Unitholder who caused harm to the Registrant or USCI, not against all Unitholders pro rata.

In order to fully respond to the Staff’s comment, we are also including our analysis as to why Rule 136 of the Securities Act is inapplicable to any assessment made under Section 5.7(f) of the Trust Agreement.  The assessments under such section are not of the type that Rule 136 is intended to address. Rule 136 by its terms applies to sales of “assessable stock.” “Assessable stock” is defined in clause (c) of Rule 136 to mean “stock which is subject to resale by the issuer pursuant to statute or otherwise in the event of a failure of the holder of such stock to pay any assessment levied thereon.” The reference in such definition to “statute” presumably refers to § 164 of the DGCL or comparable provisions of equivalent statutes which expressly provide as a remedy for a failure to meet an assessment that the stock in question may be resold at auction. USCI’s Units are not subject to resale by the issuer pursuant to statute or otherwise in the event of a failure of the holder of such securities to pay any assessment levied thereon. There is no provision of the Delaware Statutory Trust Act equivalent to § 164 of the DGCL. As the Units are not “assessable stock” within the meaning of Rule 136, an indemnification claim under Section 5.7(f) of the Trust Agreement, even if technically it is an “assessment” within the meaning of the DGCL, cannot be a non-exempt transaction subject to the provisions of Section 5 by reason of Rule 136 because the Units are not “assessable stock” within the meaning of the Rule. Indeed, transactions of the type contemplated by clause (b) of Rule 136 cannot occur in connection with the Units because there is no authority authorizing such transactions in statute or contract. Furthermore, Rule 136 applies to sales of assessable stock by “a corporation.” The Trust is a Delaware statutory trust and a pass-through entity for U.S. federal income tax purposes, not a corporation.

Karen J. Garnett, Esq.
July 27, 2010

In light of the foregoing, it is clear that Rule 136 is intended to address situations other than those contemplated by Section 5.7(f) of the Trust Agreement. Indeed, Rule 136 appears to be directed to situations in which all shares of a particular class can be subject to assessments pro rata (equivalent to capital calls against limited partner interests in private equity funds). The assessments that are the subject of Rule 136 are capital formation events that raise new money to be deployed for business purposes. This is evident from the proposing release relating to Rule 136 (Securities Act Release No. 3903, Mar. 05, 1959) which states that “The proposed new rule is designed to reflect the view that in considering and meeting an assessment call, the security holder is making an additional investment in the enterprise and he stands to lose a portion, or possibly all, of his previous interest and any future interest if the assessment is not paid. It would appear that this presents the same need for investor protection afforded by the Securities Act as there is when a new investment is being considered and made” (emphasis added). This clearly is not the type of transaction contemplated by Section 5.7(f) of the Trust Agreement.

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We hope that you will find these responses satisfactory.  If you have questions or further comments regarding this Amendment, please call the undersigned at 202.383.0180.

Sincerely, /s/ James M. Cain James M. Cain

Enclosure

cc:	Nicholas D. Gerber W. Thomas Conner, Esq.